Exhibit 14.1

RUBICO INC.

CORPORATE CODE OF BUSINESS ETHICS

AND CONDUCT

1, VASILISSIS SOFIAS STR. & MEGALOU ALEXANDROU STR., GR 15124 ATHENS, GREECE

TEL: +30-210-8128107 FAX: +30-210-8056-441

1.	Compliance with Laws, Rules and Regulations

All Employees are responsible for complying with the various laws, rules and regulations of the countries and regulatory authorities that affect the Company’s business. Questions with respect to your duties under the law should be directed to your manager.

2.	Honest and Fair Dealing

Employees must endeavor to deal honestly, ethically and fairly with the Company’s customers, suppliers, competitors and employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privilege information, misrepresentation of material facts, or any other unfair- dealing practice.

3.	Conflict of Interest and Corporate Opportunity

Employees must (a) avoid any interest that conflicts or appears to conflict with the interests of the Company or that could reasonably be determined to harm the Company’s reputation and (b) report any actual or potential conflict of interest (including any material transaction or relationship that reasonably could be expected to give rise to such conflict) immediately to a manager or an Audit Committee member and adhere to instructions concerning how to address such conflict of interest. A conflict of interest exists if actions by any Employee are, or could reasonably appear to be, influenced directly or indirectly by personal considerations, duties owed to persons or entities other than the Company, or by actual or potential personal benefit or gain.

Employees owe a duty to advance the legitimate interests of the Company when the opportunities to do so arise. Employees may not take for themselves personally opportunities that are discovered through the use of corporate property, information or position.

4.	Confidentiality and Privacy

It is important that you protect the confidentiality of Company information. Employees may have access to proprietary and confidential information concerning the Company’s business, clients and suppliers. Confidential information includes such items as non-public information concerning the Company’s business, financial results and prospects and potential corporate transactions. Employees are required to keep such information confidential during employment as well as thereafter, and not to use, disclose, or communicate that confidential information other than in the course of employment. The consequences to the Company and the Employee concerned can be severe where there is unauthorized disclosure of any non-public, privileged or proprietary information.

To ensure the confidentiality of any personal information collected and to comply with applicable laws, any Employee in possession of non-public, personal information about the Company’s customers, potential customers, or Employees, must maintain the highest degree of confidentiality and must not disclose any personal information.

5.	Proper Use of Company Assets

The Company’s assets are only to be used for legitimate business purposes and only by authorized Employees or their designees. This applies to tangible assets (such as office equipment, telephone, copy machines, etc.) and intangible assets (such as trade secrets and confidential information). Employees have a responsibility to protect the Company’s assets from theft and loss and to ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. If you become aware of theft, waste or misuse of the Company’s assets you should report this to your manager.

6.	Corporate communications policy

Only certain designated Employees may discuss the Company with the news media, securities analysts and investors. All inquiries from regulatory authorities or government representatives should be referred to the appropriate manager. Employees exposed to media contact when in the course of employment must not comment on rumors or speculation regarding the Company’s activities.

7.	Securities Trading

Because we are a public company we are subject to a number of laws concerning the purchase of our shares and other publicly traded securities. Company policy prohibits Employees and their family members from trading securities while in possession of material, non-public information relating to the Company or any other company, including a customer or supplier that has a significant relationship with the Company.

Information is “material” when there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. In short, any information that could reasonably affect the price of securities is material. Information is considered to be “public” only when it has been released to the public through appropriate channels and enough time has elapsed to permit the investment market to absorb and evaluate the information. If you have any doubt as to whether you possess material nonpublic information, you should contact a manager and the advice of legal counsel may be sought.

Investment by Employees in Rubico Inc securities is encouraged. In order to protect the Company and its Employees from liability that could result from a violation of legal requirements, the Company requires Employees to engage in purchases or sales of the Company’s stock only during “Window Periods”. Window Periods begin at the opening of trading on the second full trading day following the public release of quarterly or annual financial results. In case the release is announced before the opening of the market, then this day to be accounted for. Window Periods end three (3) calendar weeks prior to the public release of quarterly or annual financial results. No person may buy or sell Rubico Inc securities, even during Window Periods, if such person is in possession of material, non-public information.

At any time, the Board of Directors has authority to designate a “blackout period” over all trading in Rubico Inc securities (even during a Window Period). A blackout period compels all trading in the securities affected to cease immediately for the period designated by the Board of Directors. A blackout period may be exercised over securities of companies with which the Company does or may do business or in which the Company invests or may invest. No one may disclose to any outside third party that a blackout period has been designated.

Failure to comply with the Company’s securities trading policy may subject Employees or Employees’ family members to criminal or civil penalties, as well as to disciplinary action by the Company up to and including termination for cause. Responsibility for complying with applicable laws as well as the Company’s policy rests with Employees individually.

8.	Drugs and Alcohol

Company policy prohibits the illegal use, sale, purchase, transfer, possession or consumption of controlled substances, other than medically prescribed drugs, while on the Company premises. Company policy also prohibits the use, sale, purchase, transfer or possession of alcoholic beverages by Employees while on Company premises, except as authorized by the Company. This policy requires that the company must abide by applicable laws and regulations relative to the use of alcohol or other controlled substances. The Company, in its discretion, reserves the right to randomly test Employees for the use of alcohol or other controlled substances unless prohibited by prevailing local law.

9.	Diversity Policy

At Rubico Inc, we are committed to fostering an inclusive and diverse workplace environment that respects and values individuals from all backgrounds, cultures, perspectives, and abilities. We believe that embracing diversity enriches our company and enhances our ability to innovate, adapt, and succeed in an ever-changing global marketplace. This section of our Corporate Code of Business Ethics outlines our dedication to promoting diversity, preventing discrimination, and ensuring equal opportunities for all employees.

a.	Non-Discrimination Policy:

We strictly prohibit discrimination and harassment based on race, color, religion, gender, gender identity or expression, sexual orientation, national origin, genetics, age, disability, veteran status, or any other protected characteristic under applicable laws. All employees, regardless of their position or level within the company, are expected to treat one another with respect and dignity, fostering an inclusive work environment.

b.	Equal Employment Opportunity:

We are committed to providing equal employment opportunities to all individuals. Our hiring, promotion, training, compensation, and other employment-related decisions are based on merit, qualifications, and abilities. We ensure that every employee has an equal opportunity to contribute to our success and advance within the organization.

c.	Inclusive Workplace Culture:

We promote a culture of inclusivity where every employee feels valued, respected, and empowered to voice their ideas and perspectives. We strive to create an environment that encourages open dialogue, collaboration, and the free exchange of diverse opinions. We encourage the participation and engagement of employees from all backgrounds, fostering an inclusive and diverse workforce.

d.	Accommodation for Disabilities:

We are committed to providing reasonable accommodations to employees with disabilities, ensuring that they can fully participate in all aspects of their employment. We comply with all applicable disability laws and regulations, and we encourage employees to communicate their needs so that we can provide appropriate accommodations.

e.	Supplier and Partner Diversity:

We actively seek to engage and support diverse suppliers, vendors, and business partners. We value the benefits of working with a wide range of suppliers and partners who bring unique perspectives and experiences to our business relationships. We aim to create a supply chain that reflects the diversity of the communities in which we operate.

f.	Diversity Training and Education:

We provide regular training and educational programs to foster awareness, understanding, and appreciation for diversity among our employees. We aim to develop cultural competency and provide resources that promote diversity, inclusion, and equity within our workplace.

g.	Reporting and Compliance:

We maintain a system for employees to report any concerns or incidents related to discrimination,

harassment, or any violations of our diversity policies. We investigate all reported incidents promptly and impartially, taking appropriate disciplinary action when necessary. We ensure confidentiality and non- retaliation for individuals who come forward with concerns or reports.

By adhering to this Diversity Section of our Corporate Code of Business Ethics, we demonstrate our commitment to creating an inclusive and diverse workplace that celebrates and harnesses the power of individual differences. We believe that embracing diversity strengthens our organization, fosters innovation, and positions us for long-term success.

At Rubico Inc, we are committed to fostering an inclusive and diverse workplace environment that respects and values individuals from all backgrounds, cultures, perspectives, and abilities. We believe that embracing diversity enriches our company and enhances our ability to innovate, adapt, and succeed in an ever-changing global marketplace. This section of our Corporate Code of Business Ethics outlines our dedication to promoting diversity, preventing discrimination, and ensuring equal opportunities for all employees.

10.	Electronic communication

Electronic communications include all aspects of voice, video, and data communications, such as voice mail, e-mail, fax, and Internet. Employees should use electronic communications for business purposes and refrain from personal use. Among other things, you should not participate in any online forum where the business of the Company or its customers or suppliers is discussed: this may give rise to a violation of the Company’s confidentiality policy or subject the Company to legal action for defamation. The Company reserves the right to inspect all electronic communications involving the use of the Company’s equipment, software, systems, or other facilities (“Systems”) within the confines of applicable local law and Employees should not have an expectation of privacy when using Company Systems.

11.	Integrity of Corporate Records

All business records, expense accounts, vouchers, bills, payrolls, service records, reports to government agencies and other reports must accurately reflect the facts. Without limiting the foregoing, all reports and documents filed with the U.S. Securities and Exchange Commission, as well as other public communications should be full, fair, accurate and understandable.

The books and records of Rubico Inc. must be prepared with care and honesty and must accurately reflect our transactions. All corporate funds and assets must be recorded in accordance with Company procedures. No undisclosed or unrecorded funds or assets shall be established for any purpose.

The Company’s accounting personnel must provide the independent public accountants and the Audit Committee with all information they request. Employees must not, and must not direct others to, take any action to fraudulently influence, coerce, manipulate or mislead independent public accountants engaged in the audit or review of the Company’s financial statements for the purpose of rendering those financial statements materially misleading.

12.	Entertainment, Gifts, Payments and Bribery

Decisions by the Company and its agents relating to the procurement and provision of goods and services should always be free from even a perception that favorable treatment was sought, received or given as the result of furnishing or receiving gift, favors, hospitality, entertainment or other similar gratuity. The giving or receiving of anything of value to induce such decisions is prohibited. You should never solicit a gift or favor from those with whom we do business. Providing or receiving gifts or entertainment of nominal value motivated by commonly accepted business courtesies is permissible, but not if such gifts or entertainment would reasonably be expect to cause favoritism or a sense of obligation.

No bribes or other similar payments and benefits, directly or indirectly, shall be paid to employees of suppliers or customers.

13.	Compliance with Anti-Trust Laws

The Company’s business may be subject to United States, European Union and other foreign government anti-trust and similar laws. All Employees must comply with such laws and you should confer with your manager whenever you have a question with respect to the possible anti-competitive effect of particular transactions.

14.	Health, Safety and Environmental Protection

The Company will conduct its business in a manner designed to protect the health and safety of its Employees, its customers, the public, and the environment. The Company’s policy is to operate its business and its vessels in accordance with all applicable safety, environmental and safety laws and regulations so as to ensure the protection of the environment and the Company’s personnel and property. All Employees should conduct themselves in a manner that is consistent with this policy. Any departure or suspected departure from this policy must be reported promptly.

All Employees are expected to comply with the Company’s policy and ethical requirements as hereinabove described. Failure to do so shall result in the Company imposing such disciplinary measures as it, in its sole discretion, may deem fit, up to and including termination of employment for cause, in accordance with the applicable local laws.